                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20645


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                             Tice Technology, Inc.
                               (Name of Issuer)


                        Common Stock Purchase Warrants
                        (Title of Class of Securities)


                                  886337 11 2
                                (CUSIP Number)


                               P. Bradley Walker
                            The Walker Group, Inc.
                             88 Walker Creek Road
                       Walker, West Virginia 26180-9948
                                (304) 485-5000
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 1, 1997
            (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

---------------------------------------------------------------------------------------------
                             CUSIP NO. 886337 11 2
=============================================================================================
(1)  Names of reporting persons....................................... The Walker Group, Inc.
     S.S. or I.R.S. Identification Nos. of above persons..............      31-1157322
---------------------------------------------------------------------------------------------
(2)  Check the appropriate box if a member of a group                  (a)
     (see instructions)                                                (b)     x
---------------------------------------------------------------------------------------------
(3)  SEC use only.....................................................
---------------------------------------------------------------------------------------------
(4)  Source of funds (see instructions)...............................        00
---------------------------------------------------------------------------------------------
(5)  Check if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)
---------------------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization.............................     Delaware
---------------------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

     (7)  Sole voting power...........................................      52,000

     (8)  Shared voting power.........................................

     (9)  Sole dispositive power......................................      52,000

     (10) Shared dispositive power....................................
---------------------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person           52,000
---------------------------------------------------------------------------------------------
(12) Check if the aggregate amount Row (11) excludes certain shares
     (see instructions)
---------------------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)..............        5.2%
---------------------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).....................         CO
---------------------------------------------------------------------------------------------

Item 1. Security and Issuer.

                        Common Stock Purchase Warrants
                                      of
                             Tice Technology, Inc.
                                6711 Tice Plaza
                          Knoxville, Tennessee 37918


Item 2. Identity and Background.

        a)   Name:                        The Walker Group, Inc.

        b)   Principal Business address:  88 Walker Creek Road
                                          Walker, West Virginia 26180-9948

        c) The Walker Group, Inc is a family holding company which was incorporated in Delaware.

        d) Criminal Convictions: No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

        e) Securities Proceedings: No judgments, decrees or final orders enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or findings any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        The securities were acquired in a distribution from a closed end investment company under a registration statement.

Item 4. Purpose of Transaction.

        The closed-end investment company distributed most of the shares and warrants of the issuer it received to its shareholders (primarily institutional investors) creating a public company with a substantial shareholder base without having to sell shares in a traditional initial public offering. The Walker Group, Inc. may sell or exercise the warrants from time to time.

Item 5. Interest in Securities of the Issuer.

        The Walker Group, Inc. has the following interests in Common Stock Purchase Warrants of Tice Technology, Inc.:


                                      3

                                        Aggregate  Percent
                                          Number  of Class
                                        --------- --------

     (a) Beneficially Owned               52,000    5.2%

     (b) Sole Voting Power                52,000    5.2%
         Shared by Voting Power             -0-
         Sole Disposition Power           52,000    5.2%
         Shared Disposition Power           -0-

     (c) No transactions in Common Stock Purchase Warrants of the issuer were effected by The Walker Group, Inc. in the last sixty days.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock Purchase Warrants owned by The Walker Group, Inc.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 12, 1998

The Walker Group, Inc.


By:    /S/  P. Bradley Walker
       ----------------------

Title: Chairman
       --------------------


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